UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-34677

SCORPIO TANKERS INC.
(Translation of registrant’s name into English)

99, Boulevard du Jardin Exotique, Monaco 98000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On February 13, 2024, the Board of Directors of Scorpio Tankers Inc. (the “Company”) resolved to increase the number of shares of Common Stock, par value $0.01 per share (the “Common Stock”) of the Company reserved for issuance under the Company’s Amended and Restated 2013 Equity Incentive Plan (the “Plan”) by 1,463,294 shares of Common Stock for an aggregate of 1,478,807 shares of Common Stock available for issuance under the Plan.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (Registration No. 333-264084) that was filed with the U.S. Securities and Exchange Commission with an effective date of April 1, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCORPIO TANKERS INC.
(registrant)
Dated: February 16, 2024
	By:	/s/ Christopher Avella
Christopher Avella
Chief Financial Officer